
03010247

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2002.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________ to ___________

Commission file number 333-75362

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Masco Contractor Services, Inc. Salaried 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

This manually signed Form 11-K consists of 16 pages.
The exhibit index appears on page 14.

MASCO CONTRACTOR SERVICES, INC. SALARIED 401(k) PLAN

TABLE OF CONTENTS

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Administrative Committee of the Masco Contractor Services, Inc. Salaried 401(k) Plan:

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Masco Contractor Services, Inc. Salaried 401(k) Plan (the "Plan") at December 31, 2002, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 25, 2003

MASCO CONTRACTOR SERVICES, INC. SALARIED 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the year ended December 31, 2002

Additions:	
Investment activity:	
Net (depreciation) in fair value of investments	$(10,197,046)
Interest and dividend income	1,011,271
Total investment activity	(9,185,775)
Participant contributions	4,247,538
Employer contributions	931,249
Prior Employer ESOP	1,328,617
Total additions	(2,678,371)
Deductions:	
Benefit payments	13,761,766
Other, net	7,571
Total deductions	13,769,337
Net (decrease)	(16,447,708)
Net assets available for benefits:	
Beginning of year	---
Transfers of assets into Plan, net (Note A)	75,242,728
End of year	$ 58,795,020

The accompanying notes are an integral part of the financial statements.

MASCO CONTRACTOR SERVICES, INC. SALARIED 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

A. **Description of Plan:**

The following description of the Masco Contractor Services, Inc. ("Company") Salaried 401(k) Plan ("Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

1. *General.* The Plan is a defined contribution plan covering salaried employees at certain divisions and subsidiaries of the Company. Eligible employees may participate in the Plan on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

2. *Contributions.* Generally, participants may contribute up to 50 percent (varying by division or subsidiary) of their pretax annual compensation, as defined in the Plan. Participants may also make rollover contributions representing distributions from other employers' tax-qualified plans. Participants may direct contributions in one percent increments in any of 21 investment options. These options include professionally managed mutual funds and the Masco Corporation Company Stock Fund, and vary in their respective strategies, risks and goals. Participants may change their investment options daily. The Company makes matching and/or profit sharing contributions in accordance with the provisions of the Plan. These Company contributions, if applicable, vary by division or subsidiary and are invested pursuant to the participant's investment election. Contributions are subject to certain limitations.

3. *Participant Accounts.* Each active participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions (if applicable), and (b) Plan earnings. Allocations are based on participants' earnings or account balances, as defined in the Plan. Plan administrative expenses are paid by the Company and not charged to participants' accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

4. *Vesting.* Participants are immediately vested in their contributions plus actual earnings thereon. Generally, participants are immediately vested in the Company matching and/or profit sharing contribution plus earnings thereon.

5. *Participant Loans Receivable.* Generally, participants may borrow from their pretax or rollover contribution accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms range from 1-15 years. The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the Prime Rate at Bank One on the date of application for the loan. Principal and interest is paid ratably through monthly payroll deductions.

6. *Payment of Benefits.* After separation from service due to termination, death, disability or retirement, generally a participant may elect to receive an amount equal to the value of the participant's vested interest in his or her account in either a single lump-sum amount or in annual installments over a period not to exceed five years. In-service and hardship withdrawals are distributed in a single lump-sum payment.

A. **Description of Plan,** concluded:

7. *Forfeited Employer Contributions.* At December 31, 2002, forfeited nonvested employer contributions totaled $70,535 and will be used to reduce future employer contributions and plan fees.

Effective January 1, 2002, salaried account balances in the Ameralum, Inc. 401(k) Plan merged into the Plan. As a result of this event, net assets of $1,196,660 were transferred into the Plan during January 2002.

Effective January 1, 2002, salaried account balances in the Cary Insulation, Inc. 401(k) Plan merged into the Plan. As a result of this event, net assets of $2,761,275 were transferred into the Plan during January 2002.

Effective January 1, 2002, salaried account balances in the National Home Insulators, Inc. 401(k) Plan merged into the Plan. As a result of this event, net assets of $511,341 were transferred into the Plan during January 2002.

Effective January 1, 2002, salaried account balances in the Q.I. Corporation 401(k) Plan merged into the Plan. As a result of this event, net assets of $3,944,785 were transferred into the Plan during January 2002.

Effective February 1, 2002, salaried account balances of Masco Contractor Services East, Inc. previously maintained in the Masco Corporation Salaried 401(k) Plan merged into the Plan. As a result of this event, net assets of $5,097,727 were transferred into the Plan during February 2002.

Effective February 26, 2002, salaried account balances in the Hill Companies Savings Plan merged into the Plan. As a result of this event, net assets of $61,813,094 were transferred into the Plan during February 2002. Any Hill Plan ESOP account balances maintained in the Hill Plan since February 19, 1998 for salaried participants will be maintained under this Plan and will continue to become vested according to the graded vesting schedule.

Effective December 31, 2002, salaried account balances in the Jemco Insulation, Inc. Retirement Savings Plan and Trust Plan merged into the Plan. As a result of this event, although the assets did not transfer until January 2003, net assets of $49,865 transferred into the Plan effective December 31, 2002.

Effective December 31, 2002, before-tax employee contributions and matching contributions of Masco Contractor Services West, Inc. ceased under this Plan. All account balances in this Plan will continue to vest and be maintained according to the Plan's provisions.

During 2002, several transfers were executed within the Masco Contractor Services, Inc. Salaried and Hourly 401(k) Plans and the Masco Corporation Salaried 401(k) Plan in an effort to consolidate multiple accounts held by participants of the plans. In some cases, participants held accounts in more than one plan. As a result of these transfers, participants affected by the account consolidation now have a single account in the plan in which they are currently active. Total transfers of net assets out of the Plan amounted to $132,019.

B. Accounting Policies:

The following is a summary of significant accounting policies (in accordance with accounting principles generally accepted in the United States of America) followed in the preparation of these financial statements.

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting period. Actual results could differ from these estimates and assumptions.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds and other investment securities. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Investment Valuation and Income Recognition

Investments are stated at fair value as determined by Fidelity Pricing and Cash Management Services using quoted market prices at December 31, 2002.

Investment transactions are reflected on a trade-date basis. Realized gains and losses on investments are based on average cost. Interest income is recognized on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Income from other securities is recorded as earned on an accrual basis.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

MASCO CONTRACTOR SERVICES, INC. SALARIED 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Continued

C. **Investments:**

The following investments represent five percent or more of the Plan's net assets at December 31, 2002.

Credit Suisse Emerging Growth Fund, 173,840 shares	$ 3,276,918
Fidelity Fund, 176,672 shares	$ 3,932,719
Fidelity Magellan Fund, 44,440 shares	$ 3,509,298
Fidelity Retirement Government Money Market Portfolio, 13,636,922 shares	$13,636,922
Fidelity Intermediate Bond Fund, 342,202 shares	$ 3,671,798
Fidelity Overseas Fund, 238,198 shares	$ 5,240,405
Fidelity Equity Income II Fund, 281,476 shares	$ 4,894,872
INVESCO Dynamics Fund, 380,600 shares	$ 4,057,841
Masco Corporation Common Stock, 1,091,998 shares	$ 7,753,187

During 2002, the Plan's investments (including gains and losses on investments sold during the year, as well as investments held at year-end) appreciated (depreciated) in value by $(10,197,046) as follows:

Mutual Funds	$ (7,978,349)
Masco Corporation Company Stock Fund	(2,218,697)
	$(10,197,046)

D. **Income Tax Status:**

The Internal Revenue Service has determined and informed the Company by letter dated October 21, 2002 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("Code"). The Plan has since been amended; however, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

E. **Benefits Payable:**

Benefits payable to participants who became eligible to take a distribution from the Plan but have not yet been paid totaled $10,379,604 at December 31, 2002.

F. **Plan Termination:**

Although the Company has not expressed an intent to do so, the Company has the right at any time to discontinue its contributions and to terminate the Plan subject to the provisions of ERISA. At the date of any such termination, the Administrative Committee of the Masco Contractor Services, Inc. Salaried 401(k) Plan shall direct the Trustee to distribute to the participants all assets of the Plan, net of any termination expenses, which will be prorated among the participants' accounts.

MASCO CONTRACTOR SERVICES, INC. SALARIED 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS, Concluded

G. Other:

Differences between the data shown on pages 3 and 4 of this report and the Form 5500 filed with the Department of Labor are principally attributable to adjustments made by the plan administrator to conform the financial statements to the accrual basis of accounting.

The following is a reconciliation of net assets available for plan benefits on January 1, 2002 between the financial statements and the 2002 Form 5500:

	January 1, 2002
Net assets available for plan benefits, January 1, 2002 - accompanying financial statements	$ ---
Add: Transfers of assets into Plan, effective December 31, 2001, excluding employee and employer receivable and participant loans receivable:	
Ameralum, Inc. 401(k) Plan	1,161,887
QI Corporation 401(k) Plan	3,756,631
National Home Insulators, Inc. 401(k) Plan	511,341
Cary Insulation, Inc. 401(k) Retirement Plan	2,646,288
Net assets available for plan benefits, January 1, 2002 per the Form 5500	$8,076,147

000010

MASCO CONTRACTOR SERVICES, INC. SALARIED 401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2002

	Identity of Issuer, Borrower or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Founders Asset Management, Inc.	Dreyfus Founders Growth Fund 137,136 shares	$ 1,025,777
*	INVESCO Funds Group, Inc.	INVESCO Dynamics Fund 380,600 shares	4,057,841
		INVESCO Select Income Fund 107,730 shares	560,195
*	Franklin Templeton Group of Funds	Templeton Developing Markets Trust 38,779 shares	387,788
*	Credit Suisse Asset Management	Credit Suisse Emerging Growth Fund 173,840 shares	3,276,918
		Credit Suisse International Focus Fund 15,871 shares	126,969
*	Fidelity Institutional Retirement Services Company	Fidelity Fund 176,672 shares	3,932,719
		Fidelity Magellan Fund 44,440 shares	3,509,298
		Fidelity Intermediate Bond Fund 342,202 shares	3,671,798
		Fidelity Independence Fund 105,254 shares	1,375,674
		Fidelity Overseas Fund 238,198 shares	5,240,405
		Fidelity Low-Priced Stock Fund 61,139 shares	1,538,878
		Fidelity Equity Income II Fund 281,476 shares	4,894,872

MASCO CONTRACTOR SERVICES, INC. SALARIED 401(k) PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES, Concluded

December 31, 2002

	Identity of Issuer, Borrower or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	Fidelity Institutional Retirement Services Company, concluded	Fidelity Retirement Government Money Market Portfolio 13,636,922 shares	13,636,922
		Spartan® U.S. Equity Index Fund 31,999 shares	996,771
		Fidelity Freedom Income Fund® 22,676 shares	240,360
		Fidelity Freedom 2000 Fund® 5,942 shares	65,425
		Fidelity Freedom 2010 Fund® 22,954 shares	262,594
		Fidelity Freedom 2020 Fund® 35,213 shares	374,672
		Fidelity Freedom 2030 Fund® 41,699 shares	427,267
		Masco Corporation Company Stock Fund 1,091,998 shares	7,753,187
		Participant Loans Rates of Interest, 4.25% - 11.5%	1,360,748
			$ 58,717,078

* These investments are with a party-in-interest.

MASCO CONTRACTOR SERVICES, INC. SALARIED 401(k) PLAN

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Masco Contractor Services, Inc. Salaried 401(k) Plan

By: Masco Corporation, Plan Administrator of the Masco Contractor Services, Inc. Salaried 401(k) Plan



Date: June 25, 2003

By: ______________________

Timothy Wadhams
Vice President and Chief Financial Officer
Authorized Signatory

MASCO CONTRACTOR SERVICES, INC. SALARIED 401(k) PLAN

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of PricewaterhouseCoopers LLP relating to the Plan financial statements
99	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

Exhibit 23

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-75362) of Masco Corporation of our report dated June 25, 2003 relating to the financial statements of Masco Contractor Services, Inc Salaried 401(k) Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Detroit, Michigan
June 25, 2003

Exhibit 99

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Masco Contractor Services, Inc. Salaried 401(k) Plan (the "Plan") on Form 11-K for the period ending December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that

(1) The report fully complies with the requirements of section 13(a) or 15(d) of the Securities and Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

June 25, 2003



James G. Yoder
Director of Retirement Services of Masco Corporation, Plan Administrator

June 25, 2003



James G. Yoder
Director of Retirement Services of Masco Corporation (principal financial liaison with Plan Trustee)